SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)
ALPHARMA INC.
(Name of Subject Company (Issuer))
ALBERT ACQUISITION CORP.
KING PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
Telephone: (423) 989-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Morton A. Pierce, Esq.
Ivan J. Presant, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,858,657,815	$73,046

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase up to 50,233,995 shares of Class A Common Stock, par value $0.20 per share (“Class A Common Stock”), of Alpharma Inc., including the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 41,763,544 shares of Class A Common Stock issued and outstanding as of July 27, 2008 as reported in Alpharma Inc.’s Form 10-Q for the quarter ended June 30, 2008 (the “Alpharma Form 10-Q”), (ii) 2,105,436 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of June 30, 2008 as reported in the Alpharma Form 10-Q, (iii) 2,302,921 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the conversion of Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents and (iv) a maximum of 4,062,094 shares of Class A Common Stock that may be issued pursuant to the exercise of warrants as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,046.00
Form or Registration No.:	SC TO-T
Filing Parties:	Albert Acquisition Corp. King Pharmaceuticals, Inc.
Date Filed:	September 12, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 9 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008, as amended by Amendment No. 1 filed with the SEC on September 30, 2008, Amendment No. 2 filed with the SEC on October 3, 2008, Amendment No. 3 filed with the SEC on October 6, 2008, Amendment No. 4 filed with the SEC on October 14, 2008, Amendment No. 5 filed with the SEC on November 24, 2008, Amendment No. 6 filed with the SEC on December 8, 2008, Amendment No. 7 filed with the SEC on December 11, 2008 and Amendment No. 8 filed with the SEC on December 15, 2008 (as amended, the “Schedule TO”) by King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of King (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”), at a price of $37.00 per Share (and associated Right, if applicable), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase (the “Offer to Purchase”) dated December 8, 2008, and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). This Amendment is being filed on behalf of King and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, and the related amended and restated Letter of Transmittal is hereby incorporated by reference in answer to all applicable Items of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.
ITEMS 1 THROUGH 9 AND ITEM 11
     The Offer to Purchase is hereby amended as follows:
     1. Section 13 — “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:
     “Purchaser estimates that it will need approximately $1.583 billion to purchase all of the Shares pursuant to the Offer (excluding approximately $385 million to retire the $300 million principal amount of Alpharma’s 2.125% Convertible Senior Notes due 2027 —including the “make-whole” premium due upon a change of control transaction), plus related fees and expenses. See Section 17 —“Certain Fees and Expenses.” King expects to provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and pay fees and expenses related to the transactions. King also expects to provide funding for the Merger with Alpharma, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the merger agreement in connection with the Merger. King currently expects to obtain such cash funds from a combination of cash on hand and credit facilities. King has obtained a second amended and restated commitment letter (the “Debt Commitment Letter”) from Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (collectively, the “Commitment Parties”) to provide senior bank financing in the form of a term loan credit facility (the “Amended Term Facility”) in the aggregate amount up to $300 million, which replaces the previously disclosed commitment letter from the Commitment Parties for a term loan credit facility in the aggregate amount up to $775 million. Additionally, on December 5, 2008, in conjunction with and in anticipation of the Amended Term Facility, King entered into an amendment (the “Revolver Amendment”) to its existing $475 million Credit Agreement, dated as of April 19, 2007 by and among the Company, the lenders party thereto and Credit Suisse, Cayman Islands Branch, as Administrative Agent (the $475 million Credit Agreement, as amended, the “Amended Revolving Loan”, and the senior secured revolving credit facility provided thereunder being the “Revolving Facility”) by and among King, the lenders party to the original revolving credit facility and Credit Suisse, Cayman Islands Branch, as Administrative Agent (the Revolving Facility and Amended Term Facility are collectively referred to as the “Proposed Credit Facilities” and the aggregate financing to be provided thereunder is referred to as the “Debt Financing”).
     As of September 30, 2008, King had cash and cash equivalents on hand (excluding investments in auction rate securities) of approximately $1.23 billion. Such funds, plus the funds contemplated to be provided under the Proposed Credit Facilities, are together in excess of the amount necessary to purchase Shares in the Offer and consummate the Merger.

     The Amended Term Facility is expected to be comprised of a four-year senior secured term loan facility in an aggregate principal amount of up to $300 million.
     The Proposed Credit Facilities do not require King to liquidate its auction rate securities. To the extent King receives net cash proceeds associated with its auction rate securities on or prior to the date of the initial borrowing under the Amended Term Facility (the “Closing Date”), the size of the Amended Term Facility shall be reduced on a dollar-for-dollar basis. As of September 30, 2008, King had short term investments in auction rate securities with a fair value of approximately $72 million and long term investments in auction rate securities with a fair value of approximately $344 million. The proceeds of the Amended Term Facility would be used by King solely as follows: (a) to pay part of the share consideration payable upon consummation of the Offer and the Merger and (b) to pay certain fees and expenses incurred in connection with the Offer.
     It is expected that the Amended Term Facility will be financed by a syndicate of banks, financial institutions and institutional lenders, including Credit Suisse and Wachovia and that Credit Suisse will act as sole administrative agent and collateral agent for the lenders.
     Amounts drawn under the Amended Term Facility are expected to bear interest, at the option of King, at (i) 4.50% plus the greater of (A) Adjusted LIBOR and (B) 3.00% or (ii) 3.50% plus the greater of (A) the Alternate Base Rate and (B) 4.00%; provided that if, on the Closing Date, King shall not have received a public corporate credit rating of BB- or higher by S&P and a public corporate family rating of Ba3 or higher by Moody’s, each of the applicable margins above are expected to be increased by 0.25%. The “Alternate Base Rate” would be the higher of (x) the federal funds rate plus 0.50% and (y) the rate that the administrative agent under the Amended Term Facility announces from time to time as its prime or base commercial lending rate, as in effect from time to time and “Adjusted LIBOR” would be the rate per annum, determined by the administrative agent under the Amended Term Facility, in accordance with its customary procedures, at which dollar deposits for applicable periods are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by such administrative agent.
     The Debt Commitment Letter and each Commitment Party’s commitment thereunder would automatically terminate in the event that the Closing Date does not occur on or before the earliest to occur of (x) the date of the closing of the Offer, (y) the public announcement of the abandonment of the Acquisition or acceptance of an alternative proposal or the termination of the Merger Agreement or (z) February 15, 2009.
     The obligations of each Commitment Party under the Debt Commitment Letter are subject to certain conditions which, in some cases, are different than those applicable to the Offer and the Merger. The conditions to the obligations of each Commitment Party under the Debt Commitment Letter include, among others, the following: (1) the Commitment Parties not having become aware of any information not previously disclosed to them that is inconsistent in a material and adverse manner with their understanding of the business, assets, liabilities, operations, condition (financial or otherwise), operating results, projections or prospects of Alpharma and its subsidiaries taken as a whole (“Alpharma’s Business”), or of King and its subsidiaries taken as a whole (“King’s Business”), or of the transactions; (2) there not having occurred any event, change or condition since December 31, 2007 that has had, or could reasonably be expected to have, a material adverse effect on Alpharma’s Business; (3) there not having occurred any event, change or condition since December 31, 2007 that has had, or could reasonably be expected to have, a material adverse effect on King’s Business; (4) there shall be no other issues of debt securities or commercial bank or other credit facilities of the Borrower or its subsidiaries, or Alpharma or its subsidiaries, being announced, offered, placed or arranged (subject to certain limited exceptions); (5) the negotiation, execution and delivery of definitive documentation with respect to the Amended Term Facility reasonably satisfactory to the Commitment Parties; and (6) customary conditions including delivery of satisfactory legal opinions, corporate documents, a solvency certificate, and other officers’ and public officials’ certifications, perfected security interests in the collateral (free and clear of all liens other than liens securing the Revolving Facility, subject to customary and limited exceptions to be agreed upon), receipt of customary lien and judgment searches, evidence of authority, payment of fees and expenses, and obtaining of customary insurance, delivery of notice, accuracy of representations and warranties and absence of defaults, and receipt, at least five business days prior to the Closing Date, of all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations.

     The initial borrowing under the Amended Term Facility is also subject to, among other things, the following: (a) the Offer shall be consummated in accordance with applicable law, in accordance with the terms described in the Offer documentation and otherwise on terms and conditions reasonably satisfactory to the Commitment Parties, and King shall have acquired a majority of the outstanding voting shares on a fully-diluted basis of Alpharma pursuant to the Offer; (b) all shareholder rights plans, “poison pill” or similar plans or charter or bylaw provisions and all antitakeover or similar statutes are or will be invalid or inapplicable to the acquisition of shares pursuant to the Acquisition and to King, Alpharma and their affiliates; (c) after giving effect to the contemplated transactions, King and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (i) the loans under the Amended Term Facility, (ii) the loans and other extensions of credit under the Revolving Facility, (iii) King’s convertible notes and (iv) other extensions of credit under the Proposed Credit Facilities and other limited indebtedness to be agreed upon; (d) the Commitment Parties shall have received (i) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of King and Alpharma for the 2005, 2006 and 2007 fiscal years (and, to the extent available, the related unaudited consolidating financial statements) and (ii) U.S. GAAP unaudited consolidated and (to the extent available) consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of (x) King and, to the extent available, Alpharma for each subsequent fiscal quarter ended 30 days before the Closing Date and (y) King and, to the extent available, Alpharma for each fiscal month after the most recent fiscal quarter for which financial statements were received by the Commitment Parties as described above and ended 30 days before the Closing Date, which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Commitment Parties; (e) there shall not have been any material change to the capital stock of King or Alpharma outstanding as of the date hereof; (f) the Commitment Parties shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of King as of and for the twelve-month period ending on the last day of the four-fiscal quarter period ended at least 30 days before the Closing Date, prepared after giving effect to the contemplated transactions as if consummated as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), which financial statements shall not be materially inconsistent with the forecasts previously provided to the Commitment Parties; (g) the Commitment Parties shall be satisfied that King’s consolidated EBITDA for the four-fiscal quarter period ended at least 30 days prior to the Closing Date (excluding EBITDA of Alpharma and its subsidiaries) shall not be less than $500,000,000; (h) all requisite governmental authorities and third parties shall have approved or consented to the contemplated transactions to the extent required (except to the extent such approvals or consents are not material to the contemplated transactions), all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the contemplated transactions; (i) King shall have received a public corporate credit rating of B+ or higher by S&P and a public corporate family rating of B1 or higher by Moody’s, in each case after giving effect to the transactions and (j) the amendments to the Revolving Facility under the Amendment shall be effective.
     Borrowing under the Amended Term Facility in connection with the consummation of any second-step merger would be subject to the foregoing conditions and, among others, to the following conditions: (a) the Merger Agreement and related documentation shall be reasonably satisfactory to the Commitment Parties (the Commitment Parties acknowledged that the Merger Agreement as in effect November 23, 2008 was reasonably satisfactory to the Commitment Parties) and shall be in full force and effect and not have been altered, amended or otherwise changed or supplemented, in each case in any respect that could reasonably be expected to be materially adverse to the rights or interests of the Commitment Parties or their ability to syndicate the Amended Term Facility; (b) no condition thereto shall have been waived, altered, amended or otherwise changed or supplemented, in each case without the prior written consent of the Commitment Parties and (c) the second-step merger shall be consummated simultaneously with such borrowing under the Amended Term Facility, in accordance with applicable laws, and on terms described in the Merger Agreement.
     The Amended Term Facility will also contain, among other things, customary representations and warranties, covenants, mandatory prepayment provisions and events of default.
     The material terms of the Revolving Facility (pursuant to the Amended Revolving Loan) will be as follows:
     The Revolving Facility will be in an aggregate amount of up to $475 million and includes a $20.0 million sublimit for swingline loans and a $40.0 million sublimit for the issuance of standby letters of credit. Extensions of credit under the Revolving Facility may be used for general corporate purposes (including the payment of Merger consideration). The Revolving Facility will mature on April 19, 2012 or, in the event certain conditions are not met, October 1, 2011. Any swingline loans and letters of credit will reduce the available commitment under the Revolving Facility on a dollar-for-dollar basis.
     King’s borrowings under the Revolving Facility, other than swingline loans, bear interest at annual rates that, at King’s option, will be either:
•	a base rate generally defined as the sum (i) the greater of (a) the prime rate of Credit Suisse and (b) the federal funds effective rate plus 0.5% and (ii) an applicable percentage of 4.0%; or

•	an adjusted LIBO rate generally defined as the sum of (i) the product of (a) LIBOR (by reference to the British Banking Association Interest Settlement Rates) and (b) a fraction the numerator of which is one and the denominator of which is the number one minus certain maximum statutory reserves for eurocurrency liabilities and (ii) an applicable percentage of 5.0%.
     All swingline loans will bear interest computed under the base rate formula.
     Interest on King’s borrowings under the Revolving Facility will be payable quarterly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR loans.
     King will be required to pay an unused commitment fee on the difference between committed amounts and amounts other than swingline loans actually used under the Credit Facility equal to 0.5% per annum. King will also be required to pay a letter of credit participation fee based upon the aggregate face amount of outstanding letters of credit equal to 5.0% per annum.
     The Amended Revolving Loan will require the Company to meet certain financial tests, including, without limitation:
•	maintenance of maximum funded debt to consolidated EBITDA ratios that range from 1.50 to 1 to 3.25 to 1 (depending on dates and the occurrence of certain events relating to certain patents); and

•	maintenance of minimum consolidated EBITDA to interest expense ratios that range from 3.75 to 1 to 4.00 to 1 (depending on dates and the occurrence of certain events relating to certain patents).
     The Amended Revolving Loan will contain certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, sale and leaseback transactions, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness and other matters customarily restricted in such agreements.
     The Amended Revolving Loan will contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees, and change in control.
     The effectiveness of the Revolver Amendment is subject to the satisfaction of certain conditions that are substantially similar to the conditions precedent to the Amended Term Facility.
     Certain of the lenders under the Revolving Facility or their affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for King, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions.
     All obligations under the Proposed Credit Facilities are expected to be guaranteed by each of King’s domestic subsidiaries and secured by substantially all assets of King and its domestic subsidiaries.
     Borrowings incurred in connection with the Offer or the Merger may be refinanced or repaid from funds generated internally by King and its affiliates (including, without limitation, after consummation of the Merger, existing cash balances of, and funds generated by, Alpharma) or other sources, which may include, without limitation, the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on King’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.
     Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:
•	the Offer is being made for all of the outstanding Shares solely for cash;

•	Purchaser believes it will have, through its parent company, King, sufficient funds available to purchase all Shares successfully tendered in the Offer in light of King’s financial capacity and the expected Debt Financing;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.
     Pursuant to the Merger Agreement, in the event King or Purchaser is unable to obtain all or any portion of the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter or the Amended Revolving Loan, each of King and Purchaser will use commercially reasonable efforts to arrange to obtain Alternative Financing. If King fails to timely obtain the Debt Financing or any Alternative Financing, Purchaser may not have the funds to pay for the Shares. Alpharma or King may terminate the Merger Agreement under certain circumstances if, as of a scheduled Expiration Date, all of the conditions to the Offer are satisfied or waived and Purchaser fails to accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer due to the failure to receive the proceeds of the Debt Financing (or any Alternative Financing). See the description under the heading “Termination” in Section 6—“The Merger Agreement.” In the event, for any reason, King and Purchaser do not accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer due to the failure to receive the proceeds of the Debt Financing (or any Alternative Financing), King and Purchaser will only be required to pay Alpharma, as liquidated damages, a reverse termination fee of $60,000,000 and will have no further liability relating to or arising out of the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger (except that King and Purchaser will continue to be obligated with respect to the provisions of the Merger Agreement as to confidentiality, the standstill and reimbursement of expenses incurred by Alpharma in connection with a successful suit to collect the Reverse Termination Fee). See the description under the heading “Reverse Termination Fee” in Section 6—“The Merger Agreement.”
     Copies of the Revolver Amendment and the Debt Commitment Letter are filed as Exhibits (b)(3) and (b)(4) to the Schedule TO filed by King and Purchaser with the SEC in connection with the Offer on December 15, 2008 and December 19, 2008, respectively, pursuant to Rule 14d-3 under the Exchange Act. The foregoing description does not purport to be complete and it is qualified in its entirety by reference to the agreements themselves. Reference is made to such Exhibits for a more complete description of the terms and conditions of the financing arrangements.”
     2. Section 16 — “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is hereby amended by inserting the following at the end of the section entitled “Litigation Regarding the Offer”:
     “On December 10, 2008, Lead Plaintiff in In re Alpharma Inc. Shareholder Litigation, Docket No. HNT-C-14039-08, pending in the Chancery Division of the Superior Court of New Jersey, Hunterdon County, filed a Consolidated Amended Class Action Complaint purporting to assert a claim against King for aiding and abetting breaches of fiduciary duties. The complaint alleges that, by entering into the merger agreement to purchase all of the outstanding shares of Alpharma common stock for $37 per share, King aided and abetted the Alpharma directors’ purported breaches of fiduciary duties arising from the their approval of the merger agreement. King believes that this claim is wholly without merit.”

ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(b)(4)	Second Amended and Restated Commitment Letter, dated as of December 17, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify as of December 19, 2008, that the information set forth in this statement is true, complete and correct.

ALBERT ACQUISITION CORP.
By:	/s/ Joseph Squicciarino
	Name:	Joseph Squicciarino
	Title:	Chief Financial Officer

KING PHARMACEUTICALS, INC.
By:	/s/ Joseph Squicciarino
	Name:	Joseph Squicciarino
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated September 12, 2008.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 12, 2008.*
(a)(1)(H)	Amended and Restated Offer to Purchase, dated December 8, 2008. *
(a)(1)(I)	Amended and Restated Letter of Transmittal. *
(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery. *
(a)(1)(K)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(L)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5)(A)	Press release issued by King Pharmaceuticals, Inc., dated September 12, 2008, announcing the commencement of the Offer.*
(a)(5)(B)	Complaint by King Pharmaceuticals, Inc. against Alpharma Inc. and its directors, filed in the Court of Chancery of the State of Delaware on September 12, 2008.*
(a)(5)(C)	Press release issued by King Pharmaceuticals, Inc., dated September 26, 2008.*
(a)(5)(D)	Press release issued by King Pharmaceuticals, Inc., dated October 13, 2008.*
(a)(5)(E)	Joint press release issued by King Pharmaceuticals, Inc. and Alpharma Inc., dated November 24, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).
(b)(1)	Commitment Letter, dated as of September 11, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.*
(b)(2)	Amended and Restated Commitment Letter, dated as of November 23, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).*
(b)(3)	Amendment No. 1, dated as of December 5, 2008, to the Credit Agreement, dated as of April 19, 2007, among King Pharmaceuticals, Inc., the Lenders party thereto, Credit Suisse, Cayman Islands Branch, and the other agents party thereto.*
(b)(4)	Second Amended and Restated Commitment Letter, dated as of December 17, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2008, among Alpharma Inc., King Pharmaceuticals, Inc. and Albert Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by King Pharmaceuticals, Inc. with the SEC on November 24, 2008).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO.